UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                                CareCentric, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                                    828654301
                                 (CUSIP Number)

          J. Nicholas Filler, Esq., Mestek, Inc., 260 North Elm Street,
                       Westfield, MA 01085 (413) 564-5514
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 1, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828654301


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1  Name of Reporting Person:  Mestek, Inc.  25-0661650
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2  Check the Appropriate Box if a Member of a Group                     (a) [ ]
                                                                        (b) [X]
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3  SEC Use Only
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4  Source of Funds
-----------------------------------------WC-------------------------------------

5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                       [ ]

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6  Citizenship or Place of Organization
                                          Pennsylvania
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7  Sole Voting Power
                                     10,890,396 (1)(2)

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8  Shared Voting Power
                                                     0

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9  Sole Dispositive Power
                                     10,490,396 (1)(2)

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10 Shared Dispositive Power
                                                     0

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11 Aggregate Amount Beneficially Owned by Each Reporting Person
                                     10,890,396 (1)(2)

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12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
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13 Percent of Class Represented by Amount in Row (11)
                                     71.4%Percent  (3)

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14 Type of Reporting Person
                                                    CO
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SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes (a) warrant to purchase 400,000 shares of the Company's Common Stock at a per share price of $1.00 received on July 1, 2002 in exchange of a prior warrant, pursuant to the closing of a Secured Convertible Credit Facility (the "Mestek Credit Facility") between Mestek, Inc. ("Mestek") and CareCentric, Inc. ("CareCentric") dated as of July 1, 2002, which warrant expires on June 15, 2004, (b) a warrant to purchase 490,396 shares of the Company's Common Stock at a per share price of $1.00 on July 1, 2002 received in exchange of a prior warrant, pursuant to the closing of the Mestek Credit Facility dated as of July 1, 2002, which warrant expires on June 15, 2004, (c) 4,000,000 shares of the Company's Common Stock issuable upon conversion of outstanding indebtedness under the Mestek Credit Facility, and (d) 6,000,000 shares of the Company's Common Stock issuable upon conversion of 5,600,000 shares of the Company's Series B Preferred Stock. As of the date of this Schedule, Mestek, Inc. does not have any issued shares of the Company's Common Stock.

(2) Includes 5,600,000 shares of Series B Preferred Stock, for which the right to vote on matters as to which all shareholders may vote have been transferred to John E. Reed pursuant to a voting agreement dated March 29, 2002. If the Series B Preferred Stock is converted, the Voting Agreement does not provide for transfer of the voting rights of the Common Stock, received in conversion, to Mr. Reed. Certain voting rights issuable upon exercise of certain options, a warrant to purchase 104,712 shares of the Company's Common Stock at a per share price of $2.51 received on July 12, 2000, and Series C Preferred Stock have all been cancelled.

(3) Calculated as percentage of currently issued Common Stock plus only Mestek, Inc. aggregate amount beneficially owned and voting power if all Mestek derivative securities are exercised or converted.


         Mestek hereby amends and supplements its Schedule 13D as filed on March 17, 2000, and as amended by Amendment No. 1 filed on June 14, 2000, Amendment No. 2 filed on July 18, 2000 and Amendment No. 3 filed on December 31, 2001 (as amended, the ASchedule 13D@), with respect to the Common Stock, par value $.001 per share (the ACommon Stock@), of CareCentric, Inc., a Delaware corporation (the ACompany@), formerly known as Simione Central Holdings, Inc.

Item 3.           Source and Amount of Funds or Other Consideration
-------           -------------------------------------------------
         Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

         Pursuant to a Secured Convertible Credit Facility and Security Agreement, dated as of July 1, 2002 (the AMestek Credit Facility@), Mestek has extended loans to the Company in the principal amount of $4,000,000 (the AMestek Indebtedness@). The Mestek Indebtedness is currently convertible into Common Stock at a conversion price of $1.00 per share. As a result, 4,000,000 shares of Common Stock are currently issuable, upon conversion, to Mestek under the Mestek Credit Facility. In addition to refinancing existing debt, additional advances under the Mestek Credit Facility are from working capital of Mestek.

         The Mestek Credit Facility contemplates the capitalization of interest over the first 24 months of the Mestek Credit Facility. Therefore, as of June 30, 2004, it is contemplated that the Mestek Credit Facility will have a stated principal amount outstanding of $4,500,000, and as a result, 4,500,000 shares of Common Stock would be then issuable, upon conversion, to Mestek under the Mestek Credit Facility, if no principal repayments, debt payments or conversions have taken place prior thereto.

         The Mestek Credit Facility refinances indebtedness due to Mestek under that certain Participation Agreement dated December 31, 2001 between Mestek, the Company and John E. Reed ("Mr. Reed"). In that Participation Agreement Mestek had extended loans to the Company in the principal amount of $1,000,000 in participation with Mr. Reed who had entered into a Secured Convertible Credit Facility and Security Agreement dated June 12, 2000, which has been amended and restated as of July 1, 2002 (as amended and restated, the "Reed Credit Facility"). The Participation Agreement has no further effect.

         The Mestek Credit Facility was issued in consideration of the refinancing of various other indebtedness of the Company to Mestek as well as the cancellation by Mestek of (a) Mestek's right subject to certain conditions to purchase up to approximately 378,295 shares (the "Option Shares") of Company Common Stock issuable pursuant to an Option Agreement dated as of March 7, 2000 between Mestek and the Company (the "Option Agreement"), (b) 850,000 shares of Series C Preferred Stock by the Company to Mestek and (c) a warrant to purchase 104,712 shares of the Company's Common Stock at a per share price of $2.51 received on July 12, 2000 in connection with Mestek's guaranty of the Company's obligations under a line of credit from Wainwright Bank & Trust Company and which would have expired on July 12, 2003, all of the foregoing having been cancelled by Mestek pursuant to the Mestek Credit Facility.

         In addition, as partial consideration for the Mestek Credit Facility, Mestek has exchanged with the Company (a) a warrant to purchase 400,000 of the Company's Common Stock at a per share purchase price of $10.875 received on March 7, 2000 and which would have expired on March 7, 2003 for a warrant to purchase 400,000 shares of the Company's Common Stock at a per share price of $1.00 exchanged on July 1, 2002 and with an expiration date of June 15, 2004, and (d) a warrant to purchase 490,396 shares of the Company's Common Stock at a per share price of $3.21 received on June 12, 2000 and which would have expired on June 12, 2003, for a warrant to purchase 490,396 shares of the Company's Common Stock at a per share price of $1.00 exchanged on July 1, 2002, and with an expiration date of June 15, 2004. The prior warrants have no further effect.


Item 4.           Purpose of Transaction
-------           ----------------------
         Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

         Pursuant to the Mestek Credit Facility, Mestek has extended loans to the Company in the principal amount of $4,000,000. The Mestek Indebtedness is currently convertible into Common Stock at a conversion price of $1.00 per share. As a result, 4,000,000 shares of Common Stock are currently issuable, upon conversion, to Mestek under the Mestek Credit Facility.

         The Mestek Credit Facility contemplates the capitalization of interest over the first 24 months of the Mestek Credit Facility and as a result, as of June 30, 2004, it is contemplated that the Mestek Credit Facility will have a stated principal amount outstanding of $4,500,000, and as a result, 4,500,000 shares of Common Stock would be then issuable, upon conversion, to Mestek under the Mestek Credit Facility, if no principal repayments, debt payments or conversions have taken place prior thereto.

         The Mestek Credit Facility refinances indebtedness due to Mestek under that certain Participation Agreement dated December 31, 2001 between Mestek, the Company and John E. Reed ("Mr. Reed"). In that Participation Agreement Mestek had extended loans to the Company in the principal amount of $1,000,000 in participation with Mr. Reed who had entered into a Secured Convertible Credit Facility and Security Agreement dated June 12, 2000, which has been amended and restated as of July 1, 2002 (as amended and restated, the "Reed Credit Facility") and who is Chairman and Chief Executive Officer of Mestek, Inc.

         The Mestek Credit Facility was issued in consideration of the refinancing of various other indebtedness of the Company to Mestek as well as the cancellation by Mestek of (a) Mestek's right subject to certain conditions to purchase up to approximately 378,295 shares (the "Option Shares") of Company Common Stock issuable pursuant to an Option Agreement dated as of March 7, 2000 between Mestek and the Company (the "Option Agreement"), (b) 850,000 shares of Series C Preferred Stock by the Company to Mestek and (c) a warrant to purchase 104,712 shares of the Company's Common Stock at a per share price of $2.51 received on July 12, 2000 in connection with Mestek's guaranty of the Company's obligations under a line of credit from Wainwright Bank & Trust Company and which would have expired on July 12, 2003, all of the foregoing having been cancelled by Mestek pursuant to the Mestek Credit Facility.

         In addition, as partial consideration for the Mestek Credit Facility, Mestek has exchanged with the Company (a) a warrant to purchase 400,000 of the Company's Common Stock at a per share purchase price of $10.875 received on March 7, 2000 and which would have expired on March 7, 2003 for a warrant to purchase 400,000 shares of the Company's Common Stock at a per share price of $1.00 exchanged on July 1, 2002 and with an expiration date of June 15, 2004, and (d) a warrant to purchase 490,396 shares of the Company's Common Stock at a per share price of $3.21 received on June 12, 2000 and which would have expired on June 12, 2003, for a warrant to purchase 490,396 shares of the Company's Common Stock at a per share price of $1.00 exchanged on July 1, 2002, and with an expiration date of June 15, 2004.

         The Mestek Credit Facility provides Mestek with a right to convert outstanding indebtedness, if any, into shares of Common Stock of the Company. Any outstanding indebtedness would be convertible into a whole number of shares of Common Stock determined by dividing the dollar amount of indebtedness to be converted by the conversion price. The conversion price is currently $1.00 per share and is subject to certain adjustment pursuant to an anti-dilution mechanism. This mechanism would, with certain exceptions, lower the conversion price in the event of any subsequent issuance by the Company of Common Stock or options to purchase Common Stock at a per share price of less than $1.00. The mechanism also provides for adjustments for stock splits, stock dividends, or share reclassifications. $4,000,000 of indebtedness has been issued and therefor 4,000,000 shares of Common Stock are immediately issuable, upon conversion, to Mestek under the Credit Facility should Mestek elect to convert.

         The Mestek Credit Facility provides Mestek with registration rights for any shares to be issued to Mestek upon conversion of Mestek indebtedness whereby the Company will upon written request of Mestek and no earlier than six months following execution of the Mestek Credit Facility, effect up to three registrations of Common Stock received by Mestek upon any conversion of Mestek indebtedness pursuant to the Mestek Credit Facility. Pursuant to the Mestek Credit Facility, the Company agrees to use its best efforts to utilize shelf registration under Rule 415 of the Securities Act. Similarly, if the Company effects registration on its own accord for any of its equity securities, Mestek will have the right to request registration of additional shares, subject to certain senior registration rights, referenced in the Mestek Credit Facility. The Company's obligation to register the Common Stock ceases if Mestek is entitled to sell the shares pursuant to Rule 144(k) of the Securities Act.

         Other than as described in this Item 4, Mestek does not have any present plans or proposals which relate to or would result in (1) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (3) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries, (4) any material change in the capitalization or dividend policy of the Company, (5) any other material change in the Company's business or corporate structure, (6) changes to the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (7) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association,
(8) a class of equities securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (9) any action similar to any of those enumerated above.

         As additional consideration for the issuance of the Mestek Credit Facility, the Company submitted to its shareholders and the shareholders voted to amend the designations of Series B Preferred Stock (of which Mestek is the only holder of all currently issued and outstanding shares), to provide that Series B Stock, which was previously not convertible, may be converted into shares of Common Stock of the Company. Upon filing of a statement of designations, rights and preferences with the Delaware Secretary of State each share of Series B Preferred Stock is convertible into a whole number of shares of Common Stock determined by dividing the original purchase price of $1.07 by the conversion price. The conversion price is currently $1.00 per share and is subject to adjustment pursuant to an anti-dilution mechanism. This mechanism would, with certain exceptions, lower the conversion price in the event of any subsequent issuance by the Company of Common Stock at a per share purchase price of less than $1.00. The mechanism also provides for adjustments for stock splits, stock dividends or share reclassifications. The 5,600,000 shares of Series B Preferred Stock are currently convertible into 6,000,000 shares of Common Stock. In all other respects, the designations conditions, limitations and terms of the Series B Preferred Stock remain the same as prior to the Mestek Credit Facility transaction. Pursuant to a Voting Agreement between Mestek, Inc. and John E. Reed, dated March 29, 2002, Mestek has transferred to Mr. Reed the right to vote on matters upon which all shareholders are entitled to vote with respect to its 5,600,000 shares of Series B Preferred Stock only. If Series B Preferred Stock is converted, the voting agreement does not provide for transfer of the voting rights of the Common Stock, received in conversion, to Mr. Reed.

         Notwithstanding the foregoing, Mestek reserves the right to purchase additional securities of the Company, and dispose of all or a portion of its holdings of securities of the Company, or change its intentions with respect to any of the matters referred to in this Item 4.


Item 5.           Interest in Securities of the Issuer
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         Item 5(c) is amended to read as follows:

         (c) See Items 3 and 4. No other transactions in the Company's Common Stock have been effected by the person named in Item 2 within the last sixty days


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is supplemented as follows:

         All contracts, arrangements, understandings or relationships with respect to the securities of the Company between Mestek and any other person are described in Item 4 above, which is incorporated herein by reference, and the Secured Convertible Credit Facility and Security Agreement, dated July 1, 2002, between Mestek, Inc. and CareCentric, Inc. which is attached as Exhibit 99.3 and which is incorporated herein by reference, and the Voting Agreement between John
E. Reed and Mestek, Inc. dated March 29, 2002, which is attached hereto as
Exhibit 99.4 and which is incorporated herein by reference, and the Warrant for 400,000 shares which is attached hereto as Exhibit 99.5 and which is incorporated herein by reference and the Warrant for 490,396 shares which is attached hereto as Exhibit 99.6 and which is incorporated herein by reference.

Item 7.          Material to be Filed as Exhibits
-------          ---------------------------------
                 In addition to Exhibits previously filed, the following Exhibits to this Amendment No. 4 of Schedule 13D are:

EX-99.3           Secured Convertible Credit Facility and Security Agreement,
dated as of July 1, 2002, between Mestek, Inc. and CareCentric, Inc. is attached hereto as Exhibit 99.3.

EX-99.4           Voting Agreement between John E. Reed and Mestek, Inc. dated as March 29, 2002 as attached hereto as Exhibit 99.4.

EX-99.5           Warrant for 400,000 shares which is attached hereto as
Exhibit 99.5.

EX-99.6           Warrant for 490,396 shares which is attached hereto as
Exhibit 99.6.


Signatures.
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After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

MESTEK, INC.


By: /S/ STEPHEN M. SHEA                             June 26, 2002
   -----------------------------                   ----------------------------
        Stephen M. Shea                             Date